SEC

18000110

SEC Mail Processing Section
FEB 05 2018
Washington DC
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-SHIP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Main Street
(No. and Street)

Port Washington (City) NY (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. CPAs
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean Fezza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-SHIP Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

PATRICK M. KREBS
Notary Public, State of New York
No. 4778915
Qualified in Nassau County
Commission Expires December 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-SHIP SECURITIES LLC

Statement of Financial Condition

Year Ended December 31, 2017

Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of Mid-Ship Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mid-Ship Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mid-Ship Securities LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
New York, New York
January 29, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	137,695
Fixed assets, at cost, less accumulated depreciation of $6,669		7,249
Prepaid expense		3,166
TOTAL ASSETS	$	148,110
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	2,655
Due to Parent		8,326
TOTAL LIABILITIES		10,981
MEMBER'S EQUITY		
Member's equity		137,129
TOTAL LIABILITIES AND EQUITY	$	148,110

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement
For the Year-ended December 31, 2017

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

On September 3, 2015, MID-SHIP Capital LLC ("Member"), a Delaware limited liability company, purchased 100% of the membership interest in HSH N Financial Securities LLC ("Predecessor Company") from HSH Nordbank AG, a German banking corporation acting through its Cayman Islands Branch ("Predecessor Company Member" or "Seller") pursuant to a Membership Interest Purchase Agreement entered into as of June 3, 2015 between the Member and the Seller. The Predecessor Company's name was subsequently changed to MID-SHIP SECURITIES LLC ("Company"), a Delaware limited liability company which is wholly-owned by the Member. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company provides investment banking services to its customers.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The Member is committed to support the Company in obtaining additional financing as may be necessary to meet its obligations at least through December 31, 2018. Accordingly, the Company is economically dependent on the Member in order to continue its operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Revenue Recognition

The Company's primary business is to effect transactions in debt instruments, underwriting and private placement activities. The Company recognizes revenue from these services on a trade-date basis. Success

Customer Transactions

The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk.

Notes to Financial Statements
For the Year-ended December 31, 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Subsequent Events

On January 12, 2018, the Member contributed $40,000. The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events aside from the one mentioned above, which took place that would have a material impact on its financial statements.

Income Taxes

The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member.

Underwriting, Placement and Advisory Fees

In the normal course of business, the Company enters into transactions where the Company earns fees for underwriting, placement and advisory transactions. For the year ended December 31, 2017, the Company had no underwriting, placement or advisory transactions.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $126,714 and a minimum net capital requirement of $100,000. The Company's excess net capital at December 31 was $26,714. The Company's percentage of aggregate indebtedness to net capital at December 31, 2017 was 8.67%.

Notes to Financial Statements
For the Year-ended December 31, 2017

NOTE 4 - CONCENTRATION OF CREDIT RISK

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the amount in excess of insured limits was $0.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with MID-SHIP Capital LLC ("the Parent"). Under the terms of the expense sharing agreement, expenses incurred by the Parent on behalf of the Company are allocated at cost. Applicable expenses include salaries, payroll taxes and rent. The amount of these expenses for the year ended December 31, 2017 was $77,933. As of December 31, 2017 the Company owed $8,326 to the Parent for expenses incurred during December 2017.

NOTE 6 - COMMITMENTS

The Company renewed its sublease agreement with its Parent for the period of one year, commencing on September 1, 2017. The future obligations on this sublease are $8,000. The Company's rent expense for the year ended December 31, 2017 was $12,000.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2017:

		Useful Life
Computer equipment	$ 13,918	5 years
Less: Accumulated depreciation	6,669	
Total property and equipment	$ 7,249	